AB VF1-15-03

03002648

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46630

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 0 6 2003
WASH, D.C. 153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 09/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
THE PETROLEUM CLEARINGHOUSE INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
390 BENMAR, SUITE 100
(No. and Street)

HOUSTON	TEXAS	77060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JENNIFER POLITO 281-873-4600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG
(Name — *if individual, state last, first, middle name*)

707 17TH STREET, SUITE 2700	DENVER	COLORADO	80202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, JENNIFER POLITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE PETROLEUM CLEARINGHOUSE INC, as of SEPTEMBER 30, 192002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jennifer Polito
Signature

CONTROLLER
Title

Brenda K Walls
Notary Public

BRENDA K. WALLS
MY COMMISSION EXPIRES
November 4, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditors' Report

The Board of Directors and Stockholder
The Petroleum Clearinghouse, Inc.:

We have audited the accompanying consolidated balance sheet of The Petroleum Clearinghouse, Inc. (a Texas corporation) and subsidiaries (the Company) as of September 30, 2002, and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Petroleum Clearinghouse, Inc. and its subsidiaries as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

KPMG LLP

Fort Worth, Texas
November 25, 2002

THE PETROLEUM CLEARINGHOUSE, INC.

Consolidated Balance Sheet

September 30, 2002

Assets

Cash and cash equivalents	$	1,563,704
Accounts receivable		172,386
Receivable from parent, net		6,627,867
Prepaid expenses		88,049
Deposits		4,132
Property and equipment:		
Furniture and fixtures		191,159
Office equipment		294,553
Leasehold improvements		116,626
		602,338
Less accumulated depreciation		(397,646)
		204,692
Goodwill and other intangibles, net of $8,358,477 of accumulated amortization		11,901,769
Deferred tax assets, net		1,240,000
Membership in exchange, at cost		16,239
Total assets	$	21,818,838

Liabilities and Stockholder's Equity

Accounts payable	$	149,157
Accrued expenses		793,641
Deferred rent payable		95,210
Total liabilities		1,038,008
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 1,000,000 shares; issued and outstanding 20,000 shares		2,000
Additional paid-in capital		23,742,285
Unearned compensation		(111,288)
Accumulated deficit		(2,852,167)
Total stockholder's equity		20,780,830
Commitments and contingencies		
Total liabilities and stockholder's equity	$	21,818,838

See accompanying notes to consolidated financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

Consolidated Statement of Operations

Year ended September 30, 2002

Revenue:		
Net commission revenue	$	8,213,425
Other		131,067
Total revenue		8,344,492
Operating expenses:		
Compensation and benefits		3,927,065
Auction expenses		1,644,701
General and administrative		894,567
Occupancy		579,393
Depreciation		128,956
Amortization of goodwill and other intangible assets		2,526,025
Total operating expenses		9,700,707
Loss from operations		(1,356,215)
Other income, net		4,017
Net loss before income tax benefit		(1,352,198)
Income tax benefit		352,650
Net loss	$	(999,548)

See accompanying notes to consolidated financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

Consolidated Statement of Stockholder's Equity

Year ended September 30, 2002

	Shares	Common stock	Additional paid-in capital	Unearned compensation	Accumulated deficit	Total stockholder's equity
Balances, September 30, 2001	20,000	$ 2,000	23,743,019	(392,507)	(1,852,619)	21,499,893
Net loss	—	—	—	—	(999,548)	(999,548)
Amortization of unearned compensation	—	—	—	280,485	—	280,485
Reversal of unearned compensation due to forfeitures upon termination	—	—	(734)	734	—	—
Balances, September 30, 2002	20,000	$ 2,000	23,742,285	(111,288)	(2,852,167)	20,780,830

See accompanying notes to consolidated financial statements.

THE PETROLEUM CLEARINGHOUSE, INC.

Consolidated Statement of Cash Flows

Year ended September 30, 2002

Cash flows from operating activities:		
Net loss	$	(999,548)
Adjustments to reconcile net loss to cash flows provided by operating activities:		
Amortization of intangibles		2,526,025
Deferred income tax benefit		(317,000)
Depreciation		128,956
Amortization of stock-based compensation		280,485
Decrease in accounts receivable		206,370
Decrease in prepaid expenses and deposits		49,896
Increase in membership in exchange		(5,000)
Decrease in accounts payable		(54,122)
Decrease in accrued expenses		(281,385)
Increase in deferred rent		20,618
Net cash provided by operating activities		1,555,295
Cash flows from investing activities:		
Purchases of property and equipment		(41,360)
Net cash used in investing activities		(41,360)
Cash flows from financing activities:		
Increase in receivable from parent, net		(1,062,456)
Net cash used in financing activities		(1,062,456)
Increase in cash and cash equivalents		451,479
Cash and cash equivalents, beginning of year		1,112,225
Cash and cash equivalents, end of year	$	1,563,704

See accompanying notes to consolidated financial statements.

(1) Business

The Petroleum Clearinghouse, Inc. (Clearinghouse or the Company) was originally incorporated in the State of Texas on September 13, 1993. The Company is a wholly owned subsidiary of The Petroleum Place, Inc. (Petroleum Place), a privately held Company headquartered in Denver, Colorado. The Company is a broker-dealer engaged in the marketing and sale of oil and gas properties to customers throughout substantially all of the continental United States. The Company utilizes auction sales, sealed bid and negotiated sales, property due diligence, and data room services in its operations. The Company's primary revenue is commission earned on the sale of properties.

In fiscal 2002, Petroleum Place established a new wholly owned subsidiary, Petroleum Place Energy Advisors (PPEA). The activities of PPEA consist primarily of services provided to third parties in connection with negotiated purchase and sale transactions. Such services were provided by the Company in prior years; however, these activities were transferred to PPEA at the beginning of the fiscal year.

The Company is a registered direct participation program broker-dealer under the Securities Exchange Act of 1934.

(2) Summary of Significant Accounting Policies

(a) *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries, The Oil & Gas Asset Clearinghouse, L.P. and The OGA Clearinghouse I, LLC. All significant intercompany accounts and transactions are eliminated in consolidation.

(b) *Use of Estimates*

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Cash and Cash Equivalents*

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

(d) *Property and Equipment*

Property and equipment is recorded at cost. Expenditures that significantly increase the useful lives of assets are capitalized. The cost of repairs and maintenance are charged to operations as incurred. For financial reporting purposes, the Company provides for depreciation using the straight-line method over estimated useful lives of three to five years.

(e) *Membership in Exchange*

The exchange membership is carried at cost. Management believes that no impairment of the carrying value of the membership has occurred.

(Continued)

(f) *Income Taxes*

The Company's income taxes in the accompanying financial statements are computed as if the Company filed a separate income tax return. The Company is included in the consolidated tax returns of its parent company, Petroleum Place, accordingly income taxes otherwise payable to taxing authorities are in fact payable to Petroleum Place. The current provision (benefit) for income taxes represents the Company's share of the parent company's actual or estimated amounts payable (receivable) on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheet, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. A valuation allowance is recorded, if necessary, against deferred tax assets if management is unable to conclude that it is more likely than not that such assets will be realized.

(g) *Revenue Recognition*

Revenue is derived primarily from commissions earned upon the sale of oil and gas properties at auction. Revenue is recognized at the time of title transfer from the seller to the buyer based on a percentage of the seller's sale price. Clearinghouse does not, under any circumstances, take title to any property listed for sale at its auction.

Operating revenue includes commissions, filing fees, and fees for regulated sales. Certain direct costs incurred related to the preparation of data packages for potential buyers and a fixed percentage of the anchor costs from the auction are rebilled to the buyers and sellers, respectively. Accordingly, these reimbursements are included in cost of sales to reduce the costs of the auctions.

(h) *Credit Risk*

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of short-term, highly liquid investments, accounts receivable, and accounts receivable – affiliate. The Company places its temporary cash investments with financial institutions that management believes are credit worthy. The balances, at times, may exceed federally insured limits. The Company's accounts receivable are derived from transactions with customers located in the United States and Canada who are primarily in the oil and gas industry. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers and the procedures in place for collecting from its customers, including the fact that substantially all of the Company's revenue is collected in advance of closing, and held escrow.

(i) *Stock-Based Compensation*

Employees of Clearinghouse participate in Petroleum Place's 1999 Equity Incentive Plan (the Incentive Plan). The Company accounts for its participation in Petroleum Place's stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 (APB No. 25), *Accounting for Stock Issued to Employees*, and related interpretations, including Financial Accounting Standards Board (FASB) Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation* (FIN 44). Unearned compensation expense has

been recorded for the difference, if any, on the date of the grant, between the estimated fair market value of Petroleum Place's stock for financial reporting purposes and the exercise price of the option. Expense associated with stock-based compensation is being amortized consistent with the method described in FASB Interpretation No. 28 (FIN 28), *Accounting for Stock Appreciation Rights and Other Variable Stock Option as Award Plans*, over the vesting period for the individual options.

(j) ***New Accounting Pronouncements***

In June 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 changes the accounting for goodwill and intangible assets and requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested for impairment at least annually at the reporting level in accordance with SFAS No. 142. Goodwill must also be reviewed for impairment when certain events indicate that the goodwill may be impaired. Intangible assets with a definite useful life should, generally, be amortized over their useful life and tested annually for impairment. The Company will adopt SFAS No. 142 effective October 1, 2002. The Company believes that the primary impact of adopting SFAS No. 142 will be the cessation of recording goodwill amortization expense, which totaled $1,426,025 in fiscal 2002.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long Lived Assets.* This statement supersedes SFAS No. 121, *Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of*, and the accounting reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events, and Transactions.* This statement applies to recognized long lived assets of an entity to be held and used or to be disposed of. This statement does not apply to goodwill, intangible assets not being amortized, financial instruments, and deferred tax assets. This statement requires an impairment loss to be recorded for assets to be held and used when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. An asset that is classified as held-for-sale shall be recorded at the lower of its carrying amount or fair value less cost to sell. The Company does not believe that this statement will impact its consolidated results of operations.

In November 2002, the EITF reached consensus on Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* (EITF 00-21). EITF 00-21 addresses how to allocate revenue in arrangements that include more then one product or service and governs how to identify whether goods or services or both that are to be delivered separately in a bundled sales arrangement should be accounted for separately. The consensus is applicable to arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating EITF 00-21 and is in the process of determining the impact EITF 00-21 will have on its consolidated financial position and results of operations, if any.

(Continued)

(3) Goodwill and Other Intangibles

As of September 30, 2002, the Company has the following goodwill and other intangibles recorded:

	Life		Balance
Employment agreement with noncomplete clause	6 years	$	3,000,000
Customer lists	5 years		3,000,000
			6,000,000
Less: Accumulated amortization			(3,669,392)
		$	2,330,608
Goodwill	10 years	$	14,260,246
Less: Accumulated amortization			(4,689,085)
		$	9,571,161

(4) Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain at least a minimum net capital of $5,000. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2002, the excess net capital of the Clearinghouse was $632,227. At September 30, 2002, the Company was in compliance with the net minimum capital requirements and the related net capital ratio.

(5) Income Taxes

The Company is combined into Petroleum Place's consolidated income tax return. However, for purposes of the accompanying financial statements, the Company records income taxes as if it were a separate tax-paying entity. The federal tax liability for income taxes is recorded as income taxes payable to parent, which is reflected as a reduction to the receivable from parent, net in the accompanying consolidated balance sheet. The following are the components of the Clearinghouse's income tax benefit for the year ended September 30, 2002:

Current state income tax expense	$	13,718
Current federal income tax benefit		(49,368)
Total current tax benefit		(35,650)
Deferred federal income tax benefit		(317,000)
	$	(352,650)

(Continued)

The following is a reconciliation of the difference between the actual provision for income taxes and the benefit computed by applying the federal statutory rate of 34% to the pre-tax loss for the year ended September 30, 2002:

Federal income tax expense at statutory rate	$	(459,747)
State franchise taxes, net of federal benefit		9,054
Amortization of unearned compensation		95,365
Other		(87,322)
Increase in valuation allowance		90,000
	$	(352,650)

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities in the accompanying consolidated financial statements and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets and liabilities consist of the following as of September 30, 2002:

Deferred tax assets:		
Goodwill and other intangibles	$	1,304,000
Deferred rent		32,000
Less valuation allowance		(90,000)
Net deferred tax assets		1,246,000
Deferred tax liabilities:		
Property and equipment		(6,000)
Deferred tax assets, net	$	1,240,000

The Company established a valuation allowance of $90,000 in fiscal 2002 for that portion of its deferred tax assets that management does not believe it is more likely than not will be realized.

(6) Commitments and Contingencies

(a) Operating Leases

The Company leases office space and equipment under various operating leases with expirations through October 2009. Future minimum rental payments are as follows for the fiscal years ended September 30:

2003	$	542,880
2004		540,249
2005		565,005
2006		561,936
2007		374,624
Thereafter		1,173,816
Total	$	3,758,510

Rent expense for the year ended September 30, 2002 was $579,393.

(b) *Litigation*

The Company is involved in legal actions in the ordinary course of business. Although the outcomes of any such legal actions cannot be predicted, management believes that there are not any pending legal proceedings against or involving the Company that are likely to have a material adverse effect upon the Company's financial position or results of operations.

(7) Receivable from Parent

The receivable from parent includes an approximate $7.8 million receivable due from Petroleum Place. The Company transfers excess operating cash to Petroleum Place for cash management purposes. This amount will be reduced in the event cash advances are needed to fund the Company's operations or payments are made by Petroleum Place for expenses incurred by the Company. This amount is considered a current receivable as the amount is intended to be remitted to the Company on demand. This receivable is reduced by an approximate $1.2 million income tax liability due to Petroleum Place related to the parent company's consolidated income tax return. The liabilities are for prior period income taxes resulting from the Company's operations.

(8) Employee Benefits

(a) *Stock Option Plan*

The Company's employees are eligible to participate in Petroleum Place's stock-based compensation plans. Options issued under Petroleum Place's Incentive Plan are for Petroleum Place's common stock, with a maximum number of options to be issued over the term of the Incentive Plan of 1.3 million shares. Except as described below, all options under the Incentive Plan are for a fixed number of shares and have a fixed exercise price equal to the fair market value of Petroleum Place's stock on the date of grant, as determined by Petroleum Place's board of directors. Options under the Incentive Plan vest ratably over a four-year period, and have a term of ten years. As of September 30, 2002, options for 140,491 shares of Petroleum Place common stock are held by employees of the Company, of which 99,931 options are exercisable.

The following table summarizes activity for the Company's employees under Petroleum Place's Incentive Plan for the year ended September 30, 2002:

	Shares	Weighted average exercise price
Outstanding as of September 30, 2001	141,741	$ 4.48
Granted	5,000	50.00
Forfeited	(6,250)	50.00
Outstanding as of September 30, 2002	140,491	4.08

The following table summarizes information about fixed stock options outstanding as of September 30, 2002:

Exercise price	Number of shares outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average fair value of options exercisable
$ 0.75	130,991	6.8	$ 0.75	130,991	$ 0.75
50.00	9,500	8.9	50.00	3,631	50.00
	140,491	6.9	4.08	134,622	2.08

(b) ***Unearned Stock Based Compensation***

In connection with certain stock option grants by Petroleum Place to the Company's employees in fiscal 1999 and 2000, the Company has recognized unearned compensation totaling $2,403,850, which is being amortized over the four-year vesting periods of the related options in accordance with FIN 28. The termination of employees during fiscal 2002 resulted in the forfeiture and reversal of the unvested portion of deferred compensation of $734. Amortization expense for the year ended September 30, 2002 totaling $280,485 is included in compensation and benefits in the accompanying consolidated statement of operations.

(c) ***Fair Value Disclosures***

Had the Company determined stock-based compensation using the fair value method prescribed by SFAS No. 123 instead of the intrinsic value method prescribed by APB No. 25, the Company would have recorded an additional $179,050 of compensation expense, resulting in a pro forma net loss of $1,117,721.

For options granted during the year ended September 30, 2002, the Company estimated the fair value of each option grant on the date of grant using the minimum value method utilizing the Black-Scholes option pricing model as prescribed by SFAS No. 123 and the following assumptions:

Risk free interest rate	4.67%
Expected lives	4.0 years
Dividend yield	0.0%
Expected volatility	0.001%

The estimated fair value of options issued in fiscal 2002 was $42,152, or $8.43 per share.

Schedule I

THE PETROLEUM CLEARINGHOUSE, INC.

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

September 30, 2002

Stockholder's equity	$	20,780,830
Less nonallowable assets:		
Receivable from parent, net		(6,627,867)
Prepaid expenses		(88,049)
Property and equipment, net		(204,692)
Goodwill and other intangible assets, net		(11,901,769)
Deferred tax assets, net		(1,240,000)
Membership in exchange		(16,239)
Haircut on investments (2% balance of $39,299)		(786)
Net capital		701,428
Net capital requirement:		
Aggregate indebtedness not to exceed 1500% of net capital ($1,038,008/15 = $69,201)		69,201
Excess net capital	$	632,227

The computation of net capital in conjunction with Form X-17A-5 as of September 30, 2002, as filed on October 23, 2002, differs from the computation of net capital under Rule 15c3-3-1, as calculated above, as follows:

	Per Form X-17A-5	Closing/Audit adjustments	Per computation above
Stockholder's equity	$ 20,777,458	3,372	20,780,830
Receivable from parent, net	(8,310,083)	1,682,216	(6,627,867)
Prepaid expenses	—	(88,049)	(88,049)
Property and equipment, net	—	(204,692)	(204,692)
Goodwill and other intangible assets, net	(11,906,769)	5,000	(11,901,769)
Deferred tax assets, net	—	(1,240,000)	(1,240,000)
Membership in exchange	(11,239)	(5,000)	(16,239)
Haircut on investments	(786)	—	(786)
	548,581	152,847	701,428
Net capital requirement	7,421	61,780	69,201
Excess net capital	$ 541,160	91,067	632,227

See accompanying independent auditors' report.

Schedule II

THE PETROLEUM CLEARINGHOUSE, INC.

Other Required Information

September 30, 2002

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control

See accompanying independent auditors' report.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
The Petroleum Clearinghouse, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of The Petroleum Clearinghouse, Inc. (the Company), for the year ended September 30, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following (1) making the quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

KPMG LLP

KPMG LLP

Fort Worth, Texas
November 25, 2002